AMERICAN SPECTRUM

September 2, 2011

Mr. Daniel L. Gordon Securities and Exchange Commission Washington, DC 20549

Re:	American Spectrum Realty, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 16, 2011
File No. 1-16785

Dear Mr. Gordon:

We are writing in response to your letter of August 17, 2011 and are responding as follows to your numbered comments:

COMMENT 1, 2, 3, 5, 6 and 9:

We confirm that we will include the disclosures requested in our future periodic reports.

COMMENT 4:

We did not provide the detailed information you are requesting with respect to properties owned by VIEs based on our conclusion that information concerning the VIEs and their properties in general was disclosed elsewhere in the Form 10-K and that such disclosure would be sufficient and appropriate, considering the nature and magnitude of our interest in those VIEs.  We believed, in good faith, that the disclosures in the format requested was not required and, for the reasons stated above, do not believe that our omission of it constituted a material weakness in our disclosure controls and procedures as of December 31, 2010.

Nevertheless, we have prepared and enclose copies of the disclosures requested as a template for future filings, and we will treat all properties owned by VIEs as owned properties in our future periodic reports.  Attached as Exhibit A is the data we would include in Item 2 in future 10-Ks, and attached as Exhibit B is the data we would include in Schedule III.

COMMENT 7:

In our FFO disclosure, we did not intend to employ anything other than the NAREIT definition of FFO.  If we did not, it was inadvertent.  In the future, if our calculation is inconsistent with the NAREIT definition, we will refer to our calculation as Adjusted FFO and reconcile that Adjusted FFO to NAREIT-defined FFO.

American Spectrum Realty, Inc.
2401 Fountain View, Suite 510, Houston, Texas 77057
PH/ 713-706-6200  FX/ 713-706-6201

Mr. Daniel L. Gordon
Securities and Exchange Commission
September 2, 2011

COMMENT 8:

We attempted to disclose our material weakness in our internal control over financial reporting as of December 31, 2010 when we stated in our 10-K that "the Company determined that there were no material weaknesses in its internal control over financial reporting as of December 31, 2010, except as reported below [emphasis added]."  We understand now that the Staff believes we should have instead omitted the affirmative part of that statement and expressly stated that, as of that date, there was a material weakness in the internal control, which we then proceeded to describe, and we should also have affirmatively stated that our internal control was not effective due to such weakness.  We hereby confirm that we will in the future report any material weakness, if it exists, in that manner.

The material weakness described was identified in the first quarter of 2011 as we were in the process of responding to Staff comments.  The last paragraph of Item 9A in our Form 10-K for the Year Ended December 31, 2010 indicated that we "intend... to take all necessary steps to address this weakness," and we can confirm that we did, in fact, address such weakness during the second quarter in the manner described in that paragraph.  We can also confirm our belief that the remedial actions have been sufficient to remediate the material weakness.

COMMENT 10:

Note 4 in our Form 10-Q for the First Quarter of 2011 most accurately describes our policy for determining whether we are the primary beneficiary of a VIE and, accordingly, whether to consolidate a VIE.  We acknowledge that our discussion of VIEs under "Summary of Critical and Significant Accounting Policies and Estimates" is outdated, particularly in its discussion of comparing our interests to those of others.  We confirm that our policy is as stated in Note 4, and we will, in the future, conform the discussion under "Summary of Critical and Significant Accounting Policies and Estimates" to the discussion which appears in Note 4.

_________________

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
Securities and Exchange Commission
September 2, 2011

Sincerely yours, American Spectrum Realty, Inc. /s/ Anthony Eppolito Anthony Eppolito Chief Financial Officer

HFH:em

cc:	Tom Kluck Jonathan Wiggins Folake Ayoola William J. Carden Presley Werlein Howard Hart

EXHIBIT A
As of December 31, 2010
	Property Name	Product Type	Address	City/State	NRA	Multifamily Units	# of Beds	Self Storage Units	Dec 2010 Occupancy	American Spectrum Realty, Inc - Ownership %

	Multifamily
1	Ohio II - Residences at Neward & Sheffield	Apartments	2 Locations	Newark/Circleville, OH	203,740	248	N/A	N/A	96.7%	0.1%
2	Centennial Park Apartments	Apartments	12000 Hayes	Overland Park, KS	204,858	170	N/A	N/A	91.8%	1.0%
3	Town Center Apartments	Apartments	4601 W. 120th St	Overland Park, KS	176,914	156	N/A	N/A	96.2%	0.0%
					585,512	574	N/A	N/A
	Student Housing
4	University Fountains Lubbock	Collegiate	2202 Mac Davis Ln	Lubbock, TX	284,436	228	683	N/A	98.4%	0.0%
5	University Heights San Marcos	Collegiate	1610 N Interstate 35	San Marcos, TX	303,900	288	816	N/A	97.1%	0.0%
6	University Springs San Marcos	Collegiate	109 West Avenue	San Marcos, TX	176,944	152	488	N/A	99.4%	0.0%
7	Campus Court Student Housing	Collegiate	9105-9135 University Ave	Cedar Falls, IA	72,480	60	180	N/A	100.0%	11.2%
8	College Park Student Apartments	Collegiate	304 66th Ave SW	Cedar Rapids, IA	252,000	340	752	N/A	84.3%	0.0%
					1,089,760	1,068	2,919	N/A
	Self Storage
9	Aldine Westfield Self Storage	Self Storage	21667 Aldine Westfield	Houston, TX	64,975	N/A	N/A	636	57.0%	0.0%
10	Attic Space Self Storage - Blanco Road	Self Storage	5149 Blanco Rd	San Antonio, TX	48,130	N/A	N/A	502	60.0%	0.0%
11	Attic Space Self Storage - Laredo Road	Self Storage	2155 Laredo Rd	San Antonio, TX	46,510	N/A	N/A	581	89.0%	0.0%
12	Charleston Blvd Self Storage	Self Storage	5011 E. Charleston Blvd	Las Vegas, NV	55,600	N/A	N/A	475	56.0%	0.0%
13	Ft. Worth River Oaks Self Storage	Self Storage	5700 River Oaks Blvd	River Oaks, TX	104,265	N/A	N/A	651	82.0%	0.0%
14	Ft. Worth Northwest Self Storage	Self Storage	1850 Ephriham Ave	Fort Worth, TX	69,275	N/A	N/A	563	71.0%	0.0%
15	Grissom Road Self Storage	Self Storage	7645 Grissom Road	San Antonio, TX	90,120	N/A	N/A	272	88.0%	0.0%
16	Houston South Mason (Patrick's)	Self Storage	1001 S. Mason Rd	Katy, TX	58,730	N/A	N/A	600	65.0%	0.0%
17	Loop 1604 Self Storage	Self Storage	10507 Shaenfield Rd/8223 Leslie Rd	San Antonio, TX	164,325	N/A	N/A	600	88.0%	38.4%
18	Florida 2 - Tampa Self Storage	Self Storage	1108 Skipper Rd	Tampa, FL	60,900	N/A	N/A	416	56.0%	0.0%
19	Florida 2 - Ocala Self Storage	Self Storage	2853 South Pine Ave	Ocala, FL	42,091	N/A	N/A	360	53.0%	0.0%
					804,921	N/A	N/A	5,656
	Commercial
20	Redmond Commerce Center	Office Industrial	18340 & 18460 Northeast 76th St	Redmond, WA	196,100	N/A	N/A	N/A	100.0%	0.0%
21	Ohio Commerce Center	Office Industrial	16651 W Sprague Rd	Strongsville, OH	194,558	N/A	N/A	N/A	100.0%	0.0%
22	Fishers Indiana Distribution Center	Office Industrial	9999 121st St	Fishers, IN	637,531	N/A	N/A	N/A	100.0%	1.0%
23	Commerce Distributions Center	Office Industrial	5505-5533 Garden Grove Blvd	Commerce, CA	200,000	N/A	N/A	N/A	100.0%	1.0%
24	Dixon & 51st Logistics Center	Office Industrial	3811 Dixon St	Des Moines, IA	731,160	N/A	N/A	N/A	100.0%	0.0%
25	Springs Office Center	Office Industrial	3 Locations	Fort Mill/Lancaster, SC	265,493	N/A	N/A	N/A	100.0%	0.0%
26	Springs Commerce Center I	Office Industrial	5 Locations	OK,GA,SC,VA,PA	1,006,993	N/A	N/A	N/A	62.0%	0.0%
27	Springs Commerce Center II	Office Industrial	3 Locations	GA, AL	1,439,300	N/A	N/A	N/A	100.0%	0.0%
28	Strongsville Corporate Center	Office Industrial	17800 Royalton Rd	Strongsville, OH	125,006	N/A	N/A	N/A	100.0%	2.2%
					4,796,141	N/A	N/A	N/A

29	Phoenix Assisted Living 51 (Rose Court)	Senior Housing	2935 N 18th Pl	Phoenix, AZ	64,980	92	118	N/A	81.5%	0.0%
					64,980	92	118	N/A

	American Spectrum Realty, Inc: VARIABLE INTEREST ENTITIES				7,341,314	1,734	3,037	5,656

EXHIBIT B

Schedule III

			INITIAL COST TO COMPANY (1)		COST CAP. SUBSEQ. TO ACQ (2)	GROSS AMOUNT CARRIED AT DECEMBER 31, 2010 (3)
DESCRIPTION	PROPERTY TYPE	ENCUMB.	LAND	BLDS & IMPR	IMPR.	LAND	BLDS & IMPR	TOTAL	ACCUM DEPR	DATE CONS.	DATE ACQ	DEPR. LIFE

Rose Ct.	Assisted Living	3,794	909	3,591		909	3,591	4,500	51	1974	2010	40
	Assisted Living Total	3,794	909	3,591	-	909	3,591	4,500	51
Commerce Distributions	Industrial	9,783	8,628	12,537		8,628	12,537	21,165	368	1957	2010	40
Dixon	Industrial	17,805	3,682	19,128		3,682	19,128	22,810	561	1961	2010	40
Fisher Distribution	Industrial	17,953	2,805	23,018		2,805	23,018	25,823	675	1993	2010	40
Ohio Commerce	Industrial	19,028	1,917	24,585		1,917	24,585	26,502	721	1968	2010	40
Redmond Commerce	Industrial	16,125	6,379	19,658		6,379	19,658	26,037	577	1981,1986	2010	40
Springs Commerce I	Industrial	17,136	3,009	22,550		3,009	22,550	25,559	661	95',[64',93'],98',[98',99'],[00',02']	2010	40
Springs Commerce II	Industrial	20,773	1,709	21,356		1,709	21,356	23,065	626	1964,1955,1973	2010	40
Springs Office	Industrial	14,806	2,288	19,197		2,288	19,197	21,485	563	1971,1953,1998	2010	40
Strongville Corp	Industrial	15,027	7,540	14,236		7,540	14,236	21,776	626	1989	2010	40
	Industrial Total	148,436	37,957	176,265	-	37,957	176,265	214,222	5,378
Centennial Park	Multi family	12,320	2,589	13,132		2,589	13,132	15,721	372	1997	2010	40
Ohio-II Newark	Multi family	9,532	1,930	5,517		1,930	5,517	7,447	156	1992	2010	40
Ohio II Sheffield	Multi family	-	600	5,619		600	5,619	6,219	159	1990	2010	40
	Multi family Total	21,852	5,119	24,268	-	5,119	24,268	29,387	687
Blanco	Storage	1,682	203	1,516	-	203	1,516	1,719	22	1982	2010	40
Laredo	Storage	1,549	455	2,903		455	2,903	3,358	43	1998	2010	40
Charleston	Storage	2,570	524	1,575		524	1,575	2,099	23	1989	2010	40
Grissom	Storage	2,363	2,224	1,765		2,224	1,765	3,989	26	1985	2010	40
S. Mason	Storage	2,898	899	1,380		899	1,380	2,279	20	2000	2010	40
FW Northwest	Storage	2,049	1,356	1,238		1,356	1,238	2,594	18	1985	2010	40
Riveroaks	Storage	2,419	355	2,273		355	2,273	2,628	33	1985	2010	40
Aldine Westfield	storage	2,465	112	2,284		112	2,284	2,396	67	2006	2010	40
Ocala	storage	-	585	1,376		585	1,376	1,961	-	1989	2010	40
Tampa	storage	653	669	1,575		669	1,575	2,244	-	1987	2010	40
Loop 1604	storage	4,345	4,897	3,132		4,897	3,132	8,029	55	1985	2010	40
	Storage Total	22,993	12,279	21,017	-	12,279	21,017	33,296	307
College Park	Student Housing	14,610	2,788	13,486		2,788	13,486	16,274	191	2002	2010	40
University-Lubbock	Student Housing	21,456	7,975	23,734		7,975	23,734	31,709	672	2005	2010	40
University Heights	Student Housing	21,148	3,121	25,000		3,121	25,000	28,121	708	2005	2010	40
University Springs	Student Housing	9,642	1,531	14,684		1,531	14,684	16,215	412	1998	2010	40
Campus Court	Student Housing	4,747	320	7,310		320	7,310	7,630	40	1998	2010	40
	Student Housing Total	71,603	15,735	84,214	-	15,735	84,214	99,949	2,023
	REIT Corporate	98										40
	Other	98
	Grand Total	268,776	71,999	309,355	-	71,999	309,355	381,354	8,446